EXHIBIT 3.1: RESTATED ARTICLES OF INCORPORATION, INCLUDING CERTIFICATE OF DESIGNATION

RUBBER RESEARCH ELASTOMERICS, INC.

RESTATED ARTICLES OF INCORPORATION

The following restated Articles of Incorporation were unanimously adopted by resolution of the Board of Directors of Rubber Research Elastomerics, Inc. pursuant to Minnesota Statutes, Section 302A.139(c) effective December 31, 1987:

The following Restated Articles of Incorporation supersede the original Articles of Incorporation of this Corporation and all amendments thereto.

ARTICLE 1 - NAME

1.1 The name of the corporation shall be Rubber Research Elastomerics, Inc.

ARTICLE 2 - REGISTERED OFFICE

2.1 The registered office of the corporation is located at 4500 Main Street N.E., Minneapolis, Minnesota 55421.

ARTICLE 3

3.1 Authorized Shares, Establishment of Classes and Series. The aggregate number of shares the corporation has authority to issue shall be 25,047,302 shares, consisting 7,258,750 shares of Common Stock of a par value of $.01, 47,302 shares of 8% preferred stock (“8% Preferred Stock”) having a par value of $5.00 per share, and the remaining shares for which rights to purchase have not previously been granted shall be undesignated shares. Except for the terms of the 8% Preferred Stock which are set forth in Section 3.4 of these Articles, the Board of Directors may, from time to time, establish by resolution and authorize the issuance of, different classes or series of the undesignated shares and may fix the relative rights and preferences of shares in any class or series.

3.2 Issuance of Shares. The Board of Directors of the corporation is authorized from time to time to accept subscriptions for, issue, sell and deliver shares of any class or series of the corporation to such persons, at such times and upon such terms and conditions as the Board shall determine, valuing all nonmonetary consideration and establishing a price in money or other consideration, or a minimum price, or a general formula or methods by which the price will be determined.

3.3 Issuance of Rights to Purchase Shares. The Board of Directors is further authorized from time to time to grant and issue rights to subscribe for, purchase, exchange securities for, or convert securities into, shares of the corporation of any class or series, and to fix the terms, provisions and conditions of such rights, including the exchange or conversion basis or the price at which such shares may be purchased or subscribed for.

3.4 Preferred Stock Rights. The Preferred Stock shall have the following rights, privileges and limitations:

(a) Holders of Preferred Stock shall not be entitled to vote at any time or under any circumstances except as otherwise required by law.

(b) The holders of record of shares of Preferred Stock shall be entitled to receive, when and as declared, from the surplus or net earnings of the corporation, yearly dividends at the rate of eight per cent (8%) of par value per share. Dividends on the Preferred Stock shall not be cumulative. No dividends or other distributions on the Common Stock (other than dividends payable solely in shares of Common Stock) shall be paid or set aside in any fiscal year of the corporation until all accrued but unpaid dividends on the Preferred Stock for such fiscal year have been paid.

(c) The Preferred Stock may be redeemed at any time, in whole or in part, at the option of the corporation, at the price of Five and 40/100 Dollars ($5.40) per share, upon not less than thirty (30) days prior written notice to the registered holders of such shares. If less than all of the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be determined by lot or in such other manner as the Board of Directors shall prescribe. If notice of redemption is duly given and if on or before the redemption date funds necessary for such redemption therefore, then, notwithstanding that any certificates representing shares of Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue from and after the redemption date, and all rights with respect to such shares of Preferred Stock so called for redemption shall forthwith cease and terminate on the redemption date except only for the right of the holders thereof to receive the redemption price therefore without interest.

(d) In the event of any liquidation, dissolution or winding up on the corporation, holders of the Preferred Stock shall be entitled to receive the par value thereof in full, plus any accrued but unpaid dividends thereon for that fiscal year of the corporation to the date of distribution, before any distributions shall be made on account of the Common Stock. After such payment to the holders of Preferred Stock, any remaining assets of the corporation available for distribution shall be distributed solely for the ratable benefit of the holders of Common Stock.

ARTICLE 4 - RIGHTS OF SHAREHOLDERS

4.1 Preemptive Rights. No shareholder shall have preemptive rights to subscribe to any shares of any class of stock now or hereafter authorized or issued by the corporation.

4.2 No Cumulative Voting. No shareholder shall have the right to cumulate his votes for the election of directors and there shall be no cumulative voting for any purpose whatsoever.

ARTICLE 5 - MERGER, EXCHANGE, SALE OF ASSETS AND DISSOLUTION

5.1 Where approval of the shareholders is required by law, the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote shall be required to authorize the corporation (i) to merge into or with one or more other corporations (ii) to exchange its shares for shares of one or more other corporations, (iii) to sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets, including its good will, or (iv) to commence voluntary dissolution.

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ARTICLE 6 - AMENDMENT OF ARTICLES OF INCORPORATION

6.1 Any provision contained in these Articles of Incorporation may be amended, altered, changed or repealed by the Affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote or such greater percentage as may be otherwise prescribed by the laws of the State of Minnesota.

ARTICLE 7 - LIMITATION OF DIRECTOR LIABILITY

7.1 Nonliability of Directors for Certain Actions. To the full extent that the Minnesota Business Corporation Act, Chapter 302A, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of this corporation shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of this Section shall not adversely affect any right or protection of a director of the corporation for or with respect to any acts or omission of such director occurring prior to such amendment or repeal.

ARTICLE 8 - WRITTEN ACTION BY BOARD.

8.1 An action required or permitted to be taken by the Board of Directors of this corporation may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the Board at which all directors are present.

The undersigned, F. John Stark, III, Secretary of Rubber Research Elastomerics, Inc., hereby certifies that the foregoing Restated Articles of Incorporation were duly adopted by the Board of Directors of the Corporation on December 31, 1987 and correctly set forth without change the corresponding provisions of the Articles as previously adopted or amended.

/s/ F. JOHN STARK, III
F. John Stark, III Secretary

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RUBBER RESEARCH ELASTOMERICS, INC.

CERTIFICATE OF DESIGNATION
OF THE
RIGHTS AND PREFERENCES
OF
8.5% CONVERTIBLE PREFERRED STOCK

Pursuant to Section 302A.401 of the Minnesota Business Corporations Act

The undersigned, the President of Rubber Research Elastomerics, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that, on the 4th day of September, 2007, the following resolutions were adopted by the Board of Directors of the Corporation for the purpose of establishing a series of capital stock designated “8.5% Convertible Preferred Stock”:

“WHEREAS, the aggregate number of shares the Corporation has authority to issue is 25,047,302 shares of capital stock, of which 47,302 shares are shares of 8% Preferred Stock and more than 3,900,000 shares are undesignated as to class or series; and

WHEREAS, the Board of Directors of the Corporation has the authority to establish by resolution and authorize the issuance of different classes or series of the undesignated shares and to fix the relative rights and preferences of shares in any class or series;

THEREFORE, IT IS HEREBY:

RESOLVED, that pursuant to authority granted to and vested in the Board of Directors by the laws of the State of Minnesota and the Corporation’s Restated Articles of Incorporation, the Board of Directors hereby establishes a series of capital stock designated “8.5% Convertible Preferred Stock”, having a par value of forty-two cents ($0.42) per share, and that the number of shares constituting such series shall be 3,800,000 shares;

FURTHER RESOLVED, that the 8.5% Convertible Preferred Stock shall have the rights and preferences set forth in Appendix A attached hereto;

FURTHER RESOLVED, that the proper officers of the Corporation are hereby authorized and directed to prepare and execute a Certificate of Designation of the Rights and Preferences of 8.5% Convertible Preferred Stock, to cause such Certificate of Designation to be filed with the Office of the Secretary of State of the State of Minnesota, and to take such other actions as may be necessary or appropriate to carry out the purposes of the foregoing resolutions; and

FURTHER RESOLVED, that the 8.5% Convertible Preferred Stock shall have the rights and preferences set forth in Appendix A attached hereto.”

IN WITNESS WHEREOF, I have hereunder subscribed my name this 4th day of September, 2007.

RUBBER RESEARCH ELASTOMERICS, INC.

By:	/s/ FRED J. STARK, JR.
Fred J. Stark, Jr., Chief Executive Officer

APPENDIX A
RUBBER RESEARCH ELASTOMERICS, INC.

RIGHTS AND PREFERENCES
OF
8.5% CONVERTIBLE PREFERRED STOCK

1.  Designation and Amount. There shall be a series of capital stock designated “8.5% Convertible Preferred Stock”, having a par value of forty-two cents ($0.42) per share, and consisting of 3,800,000 shares. The 8.5% Convertible Preferred Stock is referred to herein as “8.5% Preferred Stock.”

2.  Voting Power. Each holder of 8.5% Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock and shall be entitled to that number of votes equal to the number of shares of Common Stock into which such holder’s shares of 8.5% Preferred Stock could be converted pursuant to the provisions of Section 5 hereof at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written action of shareholders in lieu of a meeting is first executed. Except as otherwise expressly provided herein or as required by law, the holders of shares of 8.5% Preferred Stock and Common Stock shall vote together as a single class on all matters.

3.  Dividends.

(a)  Dividends shall accrue on each share of 8.5% Preferred Stock, commencing with the date of issuance thereof, at the annual rate of eight and one-half percent (8.5%) of par value per share. The holders of record of shares of 8.5% Preferred Stock shall be entitled to receive dividends on the 8.5% Preferred Stock when and as declared by the Board of Directors out of any assets legally available therefor. Dividends shall accrue from day to day, whether or not declared, and shall be cumulative.

(b)  The 8.5% Preferred Stock shall have priority with respect to dividends over the 8% Preferred Stock and the Common Stock. No dividends or other distributions on the 8% Preferred Stock or the Common Stock (other than dividends on the Common Stock payable solely in shares of Common Stock) shall be paid or set aside until all accrued but unpaid dividends on the 8.5% Preferred Stock shall have been paid.

4.  Liquidation, Dissolution or Winding Up.

(a)  In the event of any liquidation, sale of all or substantially all of the Corporation’s assets, dissolution or winding up of the Corporation (a “Liquidation Event”), any assets of the Corporation available for distribution to shareholders of the Corporation shall be distributed in the following manner: First, each holder of 8.5% Preferred Stock shall be entitled to receive the par value thereof in full, plus all accrued but unpaid dividends thereon to the date of distribution, before any distributions shall be made on account of the 8% Preferred Stock or the Common Stock. After such payment to the holders of 8.5% Preferred Stock, any remaining assets of the Corporation available for distribution shall be distributed to holders of the 8% Preferred Stock and the Common Stock in accordance with the respective rights and preferences of such classes and series of capital stock. If upon the occurrence of a Liquidation Event, the assets of the Corporation available for distribution among the holders of the 8.5% Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amounts, the entire assets of the Corporation legally available for distribution to the shareholders shall be distributed ratably among the holders of the 8.5% Preferred Stock in proportion to the full preferential amount each such holder would otherwise be entitled to receive pursuant to this Section 4(a).

(b)  For purposes of this Section 4, a merger, consolidation or reorganization of the Corporation with or into any other corporation or other entity in which the Corporation’s shareholders immediately prior to such transaction do not own immediately following such transaction at least 51% of the voting power of the equity securities of the surviving corporation or other entity in substantially the same proportion as prior to such transaction shall be treated as a Liquidation Event, unless the holders of at least two-thirds (2/3) of the voting power of the 8.5% Preferred Stock then outstanding vote not to treat it as a Liquidation Event.

5.  Conversion Rights. The rights and obligations of the holders of 8.5% Preferred Stock to convert their shares shall be as follows:

(a)  Optional Conversion. Each share of 8.5% Preferred Stock shall be convertible into shares of Common Stock, at the option of the holder thereof, at any time after the date of issuance of such share. Each share of 8.5% Preferred Stock shall be convertible into the number of fully paid and non-assessable shares of Common Stock equal to the quotient obtained by dividing (A) the Conversion Value (as defined below), by (B) the Conversion Price (as defined below) per share in effect at the time of conversion. The “Conversion Value” of each share of 8.5% Preferred Stock shall be the par value thereof plus any accrued but unpaid dividends thereon to the date of conversion. The initial Conversion Price is three cents ($0.03) per share, subject to adjustment from time to time as provided below (as so adjusted, the “Conversion Price”). The number of shares of Common Stock into which a share of 8.5% Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate.” The initial Conversion Rate of the 8.5% Preferred Stock is Fourteen (14) shares of Common Stock for each share of 8.5% Preferred Stock.

(b)  Automatic Conversion. Each share of 8.5% Preferred Stock shall be automatically converted into shares of Common Stock at the Conversion Rate then in effect upon the affirmative vote or written election of the holders of at least two-thirds (2/3) of the voting power of the 8.5% Preferred Stock then outstanding.

(c)  Mechanics of Conversion.

(i)  Before any holder of 8.5% Preferred Stock shall be entitled to convert the same into shares of Common Stock and receive certificates therefor, such holder shall surrender the certificate or certificates representing the 8.5% Preferred Stock, duly endorsed, at the office of the Corporation or of any transfer agent for the 8.5% Preferred Stock and shall give written notice to the Corporation at such office that such holder elects to convert the same or a portion thereof, in which latter case a new 8.5% Preferred Stock certificate shall be issued for the unconverted portion of the 8.5% Preferred Shares; provided, however, that in the event of an automatic conversion pursuant to Section 5(b), the outstanding shares of 8.5% Preferred Stock so converted shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, but the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of 8.5% Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after delivery of such certificates, or receipt of such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of 8.5% Preferred

Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made (A) in the case of optional conversion as provided in Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of 8.5% Preferred Stock to be converted, or (B) in the case of automatic conversion as provided in Section 5(b), at the date and time specified in the vote or written election by the holders of at least two-thirds (2/3) of the voting power of the 8.5% Preferred Stock then outstanding, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(ii)  In the event that all or any of the shares of capital stock of the Corporation are uncertificated shares, references herein to the surrender or delivery of certificates with respect to such uncertificated shares shall mean the delivery of such instructions, representations or information as the Corporation deems appropriate or necessary under the circumstances.

(d)  Fractional Shares. In lieu of any fractional shares of Common Stock to which the holder of 8.5% Preferred Stock would otherwise be entitled upon conversion, the Corporation shall pay cash equal to such fraction multiplied by the effective Conversion Price or, in the sole discretion of the Board of Directors of the Corporation, round such fractional share up to a whole share (after aggregating all shares of Common Stock into which shares of 8.5% Preferred Stock held by such holder could be converted).

(e)  Reservation of Common Stock. The Corporation agrees that, after amendment of its Articles of Incorporation to adequately increase the number of its authorized shares, it shall thereafter at all times reserve and keep available out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the shares of 8.5% Preferred Stock, such number of its shares of Common Stock (or other shares or other securities as may be required) as shall from time to time be sufficient to effect the conversion of all outstanding shares of 8.5% Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock (or such other shares or other securities) shall not be sufficient to effect the conversion of all of the then outstanding shares of 8.5% Preferred Stock, the Corporation shall take such action as may be necessary to increase its authorized but unissued shares of Common Stock (or other shares or other securities) to such number of shares as shall be sufficient for such purpose.

(f)  Adjustments to Conversion Price for Diluting Issues. In order to prevent dilution of the conversion rights granted under this Section 5, the Conversion Price shall be subject to adjustment from time to time as follows:

(i)  Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(A)  “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B)  “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(C)  “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Corporation after the date on which this Certificate of Designation is filed, other than Exempted Securities.

(D)  “Exempted Securities” shall mean the following shares of Common Stock and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities:

(1)  shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on 8.5% Preferred Stock;

(2)  shares of Common Stock, Options or Convertible Securities issued by reason of a stock dividend, subdivision or combination of shares covered by Section 5(g), a reclassification, exchange or substitution of shares or other securities covered by Section 5(h), or a reorganization, merger, consolidation or sale covered by Section 5(i); or

(3)  shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

(ii)  Issuance of Additional Shares of Common Stock. If the Corporation shall at any time or from time to time after the date on which this Certificate of Designation is filed issue Additional Shares of Common Stock for a consideration per share less than the Conversion Price of the 8.5% Preferred Stock in effect immediately prior to the issuance of such Additional Shares of Common Stock, the Conversion Price shall be reduced, concurrently with such issue, to a price equal to the consideration per share received for the Additional Shares of Common Stock.

(iii)  Issuance of Options. If the Corporation shall at any time after the date on which this Certificate of Designation is filed in any manner grant (whether directly or by assumption in a merger, consolidation, mandatory share exchange or otherwise) any Options, whether or not such Options are immediately exercisable, and the price per share for which a share of Common Stock is issuable upon the exercise of such Options shall be less than the Conversion Price of the 8.5% Preferred Stock in effect immediately prior to the time of the granting of such Options, the Conversion Price shall be reduced, concurrently with such grant of Options, to a price equal to the price per share for which a share of Common Stock is issuable upon the exercise of such Options.

(iv)  Issuance of Convertible Securities. If the Corporation shall at any time after the date on which this Certificate of Designation is filed in any manner issue (whether directly or by assumption in a merger, consolidation, mandatory share exchange or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which a share of Common Stock is issuable upon such conversion or exchange shall be less than the Conversion Price of the 8.5% Preferred Stock in effect immediately prior to the time of the issuance of such Convertible Securities, the Conversion Price shall be reduced, concurrently with such issue of Convertible Securities, to a price equal to the price per share for which a share of Common Stock is issuable upon conversion or exchange of such Convertible Securities. For purposes of this Section 5(f)(iv), the price per share for which a share of Common Stock is issuable upon such conversion or exchange shall be determined by dividing (A) the total amount, if any, received or receivable by the Corporation as consideration for the issuance or sale of such Convertible Securities, plus the aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (B) the maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities.

(v)  Change in Option Price or Conversion Price. If the purchase price provided for in any Option referred to in Section 5(f)(iii) or the conversion price provided for in any Convertible Securities referred to in Section 5(f)(iv) shall be reduced at any time, the Conversion Price of the 8.5% Preferred Stock in effect at the time of such event shall be reduced to the Conversion Price that would have been in effect at such time had such Options or Convertible Securities provided for such purchase price or conversion price, as the case may be, at the time such Options or Convertible Securities were initially granted or issued. Without limiting the foregoing, if the conversion price provided for in those certain 10% Convertible Notes, Due on Demand of Holder, issued by the Corporation as of May 21, 2007, shall in any manner be reduced to a price that is less than the Conversion Price of the 8.5% Preferred Stock in effect at the time of such event, the Conversion Price shall be reduced, concurrently with the reduction in the conversion price of such 10% Convertible Notes, to a price equal to the reduced conversion price of such 10% Convertible Notes.

(g)  Adjustments to Conversion Price for Stock Dividends or Subdivision or Combination of Shares. If the Corporation shall at any time or from time to time after the date on which this Certificate of Designation is filed declare any dividend on Common Stock of the Corporation payable in shares of Common Stock, or subdivide the outstanding shares of Common Stock into a greater number of shares of Common Stock, then in each such case the applicable Conversion Price then in effect shall, concurrently with the effectiveness of such dividend or subdivision of shares, be proportionately decreased. If the Corporation shall at any time or from time to time after the issuance of any shares of 8.5% Preferred Stock combine the outstanding Common Stock into a smaller number of shares, then in each such case the applicable Conversion Price then in effect shall, concurrently with the effectiveness of such combination of shares, be proportionately increased.

(h)  Adjustments to Conversion Price for Reclassification, Exchange or Substitution. If the Common Stock issuable upon the conversion of the 8.5% Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock of the Corporation, whether by capital reorganization, reclassification or otherwise (other than by a subdivision or combination as provided for elsewhere in this Section 5), then and in each event the holders of shares of 8.5% Preferred Stock shall have the right thereafter to convert each such share into the kind and amount of shares of stock or other securities and property receivable upon such reorganization, reclassification or other change by the holders of the number of shares of Common Stock into which each such share of 8.5% Preferred Stock might have been converted immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided elsewhere in this Section 5.

(i)  Mergers and Sale of Assets. If at any time or from time to time after the date on which this Certificate of Designation is filed there is a reorganization, merger or consolidation of the Corporation, or a sale of all or substantially all of the Corporation’s properties or assets, then, as a part of and as a condition to any such reorganization, merger, consolidation or sale, lawful and adequate provision shall be made so that the holders of shares of 8.5% Preferred Stock shall have the right thereafter to convert each such share into the number of shares of stock or other securities or property of the Corporation or of the successor corporation or entity resulting from such reorganization, consolidation, merger, or sale, receivable upon such reorganization, merger, consolidation or sale by the holders of the number of shares of Common Stock into which each such share of 8.5% Preferred Stock might have been converted immediately prior to such reorganization, merger, consolidation or sale, all subject to further adjustment as provided elsewhere in this Section 5.

(j)  Certificate as to Adjustments. Upon the occurrence of each adjustment pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment in accordance with the terms hereof and prepare and furnish to each holder of 8.5% Preferred Stock a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Corporation shall, upon written request at any time from any holder of 8.5% Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments, (ii) the Conversion Price for the 8.5% Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder’s shares of 8.5% Preferred Stock.

6.  Protective Provisions. In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the 8.5% Preferred Stock then outstanding, voting separately as a class, (a) authorize or issue, or obligate itself to authorize or issue, additional shares of 8.5% Preferred Stock, (b) authorize or issue, or obligate itself to authorize or issue, any shares of capital stock senior to or on parity with the 8.5% Preferred Stock, or (c) amend, alter or repeal the Articles of Incorporation of the Corporation, including without limitation any certificate of designation relating to the 8.5% Preferred Stock, or the Bylaws of the Corporation, in any manner that would adversely affect the rights or preferences of the shares of 8.5% Preferred Stock, or waive any of the rights granted to the holders of the 8.5% Preferred Stock by the Articles of Incorporation of the Corporation or this Certificate of Designation.

7.  Redemption. The holders of 8.5% Preferred Stock shall have no right to have the Corporation redeem their shares of 8.5% Preferred Stock.